FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated July 27, 2009 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 27, 2009

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	July 27, 2009

Tata Motors First Quarter Stand-alone net revenue Rs.6405 Crores,

PAT grows 58% to Rs.514 crores

Mumbai, July 27, 2009: Tata Motors today reported revenues (net of excise) of Rs.6404.63 crores on a stand-alone basis for the quarter ended June 30, 2009, of the financial year 2009-10, a decline of 7.6% compared to Rs.6928.44 crores in the corresponding quarter previous year.

The company’s continued focus on cost efficiencies, coupled with reduction of raw material prices, inventory reduction and improvement in sales realisation, yielded considerable benefits resulting in the operating margin to 11.4% (from 7.1% in the previous year), with operating profits at Rs.728.00 crores, an increase of 47.9% as compared to the corresponding period of the previous year.

Profit before Tax for the quarter grew by 58.8% to Rs.548.04 crores (Q1 2008-09: Rs.345.09 crores) and Profit after Tax was Rs.513.76 crores (Q1 2008-09: Rs.326.11 crores), an increase of 57.5%. The interest cost (net) at Rs.253.45 crores for the quarter increased by 125.6% due to increased debt taken by the company during the previous year to support its product programmes, investments and working capital requirements and depreciation at Rs.229.12 crores was higher by 26.7% reflecting the increased investments in new products and supporting capabilities. For the quarter ended June 30, 2009, there was an exceptional notional foreign exchange valuation loss of Rs.5.54 crores (previous year loss of Rs.161.59 crores).

Improvement in liquidity, increased reach across the country and introduction of new products and variants improved the company’s sales, except in the case of the heavy truck segment. The heavy truck segment is recovering, albeit slowly, in response to infrastructure development, Government stimulus packages for the automobile industry and Jawaharlal Nehru National Urban Renewal Mission (JNNURM) initiatives.

The company’s domestic sales volume at 122,120 vehicles recorded a marginal decrease of 1.4% over the corresponding quarter of the previous year, whilst the exports at 5220 vehicles continued to be severely impacted (negative 43%) in the wake of continuing tumultuous global environment resulting in total sales volume at 127,340 vehicles, a decline of 4.3% as compared to the corresponding quarter of the previous year. The company gained market share in commercial vehicles to 67.4% during the quarter compared with 61% in the corresponding quarter of previous year on the back of a marginal 1.1% growth in domestic sales to 72,216 units. Tata passenger vehicles declined by 10% in the domestic market to 45,846 units but have been growing sequentially every month of the quarter breaking into positive growth in June. The market share for Tata passenger vehicles has sequentially improved from April to June 2009 with the June exit market share at 12.5%, and for the period being at 11.3%. Along with Fiat, the company has a joint market share of 12.3% in the industry.

The company continues to upgrade its resources to leverage emerging opportunities. In commercial vehicles, the company unveiled its new range of world standard trucks in May 2009, comprising multi-axle trucks, tractor-trailers, tippers, mixers and special purpose vehicles which are being gradually launched in India and also in select international markets over a period of time. An all-new Starbus range of buses has also been introduced. A new mileage enhancing automatic stop-start technology, developed in-house, has been introduced in the Ace mini truck. Tata Motors has received a majority of the orders for buses released by different State Governments under the JNNURM.

In passenger vehicles, the company has completed the process of allotment of Tata Nanos, following the car’s launch in March 2009. Deliveries to the allottees have since begun. The company also opened the first Jaguar Land Rover showroom in India at Mumbai. Along with the Fiat Linea, Fiat 500 and the Palio, the company has commenced the distribution of the Fiat Grande Punto in June 2009.

The audited stand-alone financial results for the quarter ended June 30, 2009, are enclosed. The consolidated financial results for the 1st quarter of Financial Year would be voluntarily disclosed separately in due course.

News Release – 2	July 27, 2009

Auditors’ Report

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

We have audited the accompanying statement of financial results of TATA MOTORS LIMITED (“the Company”) for the quarter ended June 30, 2009 attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement with the Stock Exchanges. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting issued pursuant to the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results:

i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement with the Stock Exchanges and

ii)	give a true and fair view of the net profit for the period and other financial information for the quarter ended June 30, 2009.

Further, we also report that we have also traced the number of shares as well as the percentage of shareholdings in respect of aggregate of public shareholdings and pledged/encumbered shares and non-encumbered shares of promoters and promoter group shareholders, in terms of Clause 35 of the Listing Agreement and the particulars relating to undisputed investor complaints from the relevant details furnished by the Registrars and representations made by the shareholders in the promoters and promoter group produced to us by the Management, and found them to be in accordance therewith.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M S Dharmadhikari

Partner

Membership No.: 30802

Mumbai: July 27, 2009

News Release – 3

July 27, 2009

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2009

Particulars			Quarter ended June 30,		Year ended March 31, 2009
			2009	2008
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles		72216	71409	265373
	Passenger cars and Utility vehicles		49904	52450	207512
	Exports		5220	9220	33536
			127340	133079	506421
2	Vehicle Production:(in Nos.)
	Commercial vehicles		77162	82394	286590
	Passenger cars and Utility vehicles		46055	54318	201926
			123217	136712	488516

			Rupees lakhs
(B)
1	(a) Sales / Income from Operations		687661	779626	2829256
	Less: Excise Duty		52641	90924	293848
	Net Sales / Income from Operations		635020	688702	2535408
	(b) Other Operating Income		5443	4142	30671
	Total Income from Operations		640463	692844	2566079
2	Expenditure
	(a) (Increase) / Decrease in stock in trade and work in progress		(19202)	(57379)	23804
	(b) Consumption of raw materials and components		380194	502513	1621862
	(c) Purchase of products for sale		66813	53760	218032
	(d) Employee cost		39839	40093	155139
	(e) Depreciation and Amortisation		22912	18084	87454
	(f) Product development expenses		1121	794	5117
	(g) Other expenditure		116348	125991	463600
	(h) Sub total 2(a) to 2(g)		608025	683856	2575008
	(j) Expenditure transferred to capital and other accounts		(16329)	(21352)	(91602)
	(k) Total		591696	662504	2483406
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		48767	30340	82673
4	Other Income		31936	31561	92597
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		80703	61901	175270
6	Interest and Discounting Charges
	(a) Gross interest and discounting charges		32746	16927	107310
	(b) Interest income / Interest capitalised		(7401)	(5694)	(39942)
	(c) Net interest and discounting charges		25345	11233	67368
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		55358	50668	107902
8	Exceptional items
	Notional exchange loss (net) on revaluation of foreign currency
	borrowings, deposits and loans given		(554)	(16159)	(6526)
9	Profit from Ordinary Activities before tax [7+8]		54804	34509	101376
10	Tax expense		3428	1898	1250
11	Net Profit from Ordinary Activities after tax [9-10]		51376	32611	100126
12	Extraordinary Items (net of tax expense)		—	—	—
13	Net Profit for the period [11+12]		51376	32611	100126
14	Paid-up Equity Share Capital (Face value of Rs. 10 each)		51405	38566	51405
15	Reserves excluding Revaluation Reserve				1169103
16	Earnings Per Share (EPS)
	A. Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	Rupees	9.93	8.46	22.70
	(b) Diluted EPS before and after Extraordinary items	Rupees	9.20	7.63	20.83
	B. ’A’ Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	Rupees	10.43		23.20
	(b) Diluted EPS before and after Extraordinary items	Rupees	9.70		21.33

			(Not annualised)	(Not annualised)

17	Public Shareholding
	A. Ordinary Shares
	- Number of Shares		204770615	201031151	203174623
	- Percentage of shareholding		45.52%	52.13%	45.17%
	B. ’A’ Ordinary Shares
	- Number of Shares		10093933		10093011
	- Percentage of shareholding		15.73%		15.73%

18	Promoters and promoter group Shareholding
	A. Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares	50000000	61250000
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	26.86%	32.63%
	- Percentage of shareholding (as a % of the total share capital of the Company)	11.12%	13.62%
	(b) Non-encumbered
	- Number of Shares	136137332	126483595
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	73.14%	67.37%
	- Percentage of shareholding (as a % of the total share capital of the Company)	30.26%	28.11%
	B. ‘A’ Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares	—	—
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—
	- Percentage of shareholding (as a % of the total share capital of the Company)	—	—
	(b) Non-encumbered
	- Number of Shares	54081722	54082644
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%
	- Percentage of shareholding (as a % of the total share capital of the Company)	84.27%	84.27%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.
2)	Other income for the quarter ended June 30, 2009 include (a) profit of Rs. 31889 lakhs (Rs. 11366 lakhs for the quarter ended June 30, 2008) on sale of part of its long term investments; and (b) dividend from subsidiary companies Rs. Nil (Rs. 16976 lakhs for the quarter ended June 30, 2008).
3)	During the quarter ended June 30, 2009, the Company issued Secured Non-Convertible Rupee Debentures of Rs. 420000 lakhs and used the proceeds together with the divestment proceeds to make further investment in its subsidiary TML Holdings Pte Ltd, (Singapore) for downstream investment in its subsidiary in the UK to facilitate repayment of part of the bridge loan taken by it for financing the acquisition of Jaguar Land Rover. Additional investment made by the Company in TML Holdings Pte Ltd, (Singapore) as aforesaid is 635437 lakhs. Further, Rs. 174579 lakhs has been debited to Securities Premium Account towards premium payable on redemption of aforesaid Debentures.
4)	Consequent to the notification issued by the Ministry of Corporate Affairs on March 31, 2009, the Company had changed its policy in the last quarter of the financial year 2008-09. Exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are capitalized to such assets and exchange differences on other long term foreign currency monetary items are accumulated in Foreign Currency Monetary Item Translation Difference Account and are amortized over the balance life of such monetary items or March 31, 2011, whichever is earlier. During the quarter ended June 30, 2008, these foreign exchange differences were recognised in the Profit and Loss Account. Had the revised policy been applicable for the quarter ended June 30, 2008, the Profit before tax would have been higher by Rs.17566 lakhs for the quarter ended June 30, 2008.
5)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of the Capital work in progress.
6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
7)	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2009 :

Complaints	Opening	Received	Resolved	Closing
Rights Issue related	—	5	5	—
Others	—	13	12	1

8)	Public Shareholding of Ordinary Shares as on June 30, 2009 excludes 13.10% (14.47% as on June 30, 2008) of Citibank N.A. as Depository for American Depository Shares (ADS) holders.
9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2009.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on July 27, 2009.

Mumbai, July 27, 2009	Tata Motors Limited Ratan N Tata Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.